29 EAST RENO, SUITE 500 ◆ OKLAHOMA CITY, OKLAHOMA 73104

January 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Riley Exploration-Permian, LLC

Request to Withdraw Registration Statement on Form S-1

File No. 333-227422

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Riley Exploration-Permian, LLC (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-227422) confidentially submitted to the Commission on February 9, 2018 and subsequently filed with the Commission on September 19, 2018, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Jeffrey M. Gutman, Executive Vice President and Chief Financial Officer at the above-mentioned Company address, together with a copy to Beth di Santo, di Santo Law PLLC, 609 Greenwich Street, Suite 400, New York, New York, 10014.

Securities and Exchange Commission

January 31, 2020

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact Beth di Santo by e-mail at bdisanto@disantolaw.com or by phone at (212) 766-2466.

Very truly yours, RILEY EXPLORATION – PERMIAN, LLC

By:	/s/ Jeffrey M. Gutman
Name:	Jeffrey M. Gutman
Title:	Chief Financial Officer

cc:	Beth di Santo, di Santo Law PLLC

Amy Curtis, Thompson & Knight LLP